CUSIP No. 16938C106	13D	Page 1 of 6 pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d -2(a)

(Amendment No. 1)*

CHINA BIOLOGIC PRODUCTS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16938C106
(CUSIP Number)

No. 14 East Hushan Road
Tai’an City, Shandong 271000
People’s Republic of China
(86) 538-620-2306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

CUSIP No. 16938C106	13D	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS Lin Ling Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,912,624(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,912,624(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,624(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1)

Includes 50,000 shares of common stock issuable upon the exercise of a ten-year nonstatutory stock option granted to the Reporting Person by the Issuer under the Issuer’s 2008 Equity Incentive Plan, exercisable within sixty (60) days of this report at $4.00 per share.

(2)

All percentage calculations set forth herein are based on 23,520,803 shares of Common Stock outstanding as of May 12, 2010, as reported on the Issuer’s most recent quarterly report on Form 10-Q for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 14, 2010.

CUSIP No. 16938C106	13D	Page 3 of 6 pages

ITEM 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of China Biologic Products, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices located at No. 14 East Hushan Road, Tai’an City, Shandong, 271000, People’s Republic of China. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

(a) This Amendment No. 1 to Schedule 13D is being filed by Lin Ling Li  (the “Reporting Person”).

(b) The business address of the Reporting Person is 14 East Hushan Road, Tai’an City, Shandong, 271000, People’s Republic of China.

(c) Ms. Li is a Director of the Issuer and one of its principal shareholders.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to that certain share exchange agreement (the “Share Exchange Agreement”) by and among the Issuer, Logic Express Limited (“Logic Express”) and its stockholders. Upon the closing of the Share Exchange Agreement on July 18, 2006, Logic Express became a wholly-owned subsidiary of the Issuer and the former stockholders of Logic Express, including the Reporting Person, owned approximately 96.1% of the Issuer immediately prior to the private placement described below. The Reporting Person received 7,902,624 shares of the Issuer’s Common Stock.

On July 18, 2006, the Issuer also completed a private placement transaction with a group of accredited investors. Pursuant to that certain securities purchase agreement, as amended (the “Securities Purchase Agreement” and together with the Share Exchange Agreement, the “Agreements”), the Issuer sold 2,200,000 shares of its Common Stock and five-year warrants to purchase 1,070,000 shares of the Issuer’s Common Stock at an exercise price of $2.8425 per share, and at a purchase price of $1.895 per unit. In addition, the Reporting Person sold an aggregate of 1,040,000 shares of the Issuer’s Common Stock at a price of $1.895 per share to the same investors. Following the consummation of the Securities Purchase Agreement, the Reporting Person owned 6,862,624 shares of the Issuer’s Common Stock.

The 6,912,624 shares of Common Stock beneficially owned by the Reporting Person and reported herein also include options to purchase 50,000 shares of Common Stock that are fully vested and currently exercisable or will become exercisable within sixty (60) days of the date hereof at an exercise price of $4.00 per share. The options held by the Reporting Person were issued to the Reporting Person under the Issuer’s 2008 Equity Incentive Plan (the “Plan”) as compensation for her services as a Director of the Issuer.

On May 30, 2010, the Reporting Person and another stockholder of the Issuer, Siu Ling Chan, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (collectively, “Warburg Pincus”), whereby, subject to the satisfaction of certain closing conditions, the Reporting Person agrees to sell an aggregate of 1,500,000 shares of the Issuer’s Common Stock at a price of $13.00 per share to Warburg Pincus. Immediately upon the closing of the transactions contemplated in the Stock Purchase Agreement, the Reporting Person will beneficially own 5,412,624 shares of the Issuer’s Common Stock. In addition, after the closing, upon the request of Warburg Pincus, as long as the Reporting Person continues to beneficially own five percent (5%) or more of the total outstanding voting stock of the Issuer, the Reporting Person will be obligated to use her best efforts to cause an individual nominated by Warburg Pincus to promptly become elected or appointed as a director of the Issuer, so far as such individual is not prohibited by any applicable law or stock exchange rules to be a public company director. It should be noted that the transactions contemplated by the Stock Purchase Agreement have not yet been consummated and its consummation is subject to the satisfaction (or waiver, if applicable) of the closing conditions set forth in the Stock Purchase Agreement.

CUSIP No. 16938C106	13D	Page 4 of 6 pages

ITEM 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Agreements and the Plan as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors which were more fully described in the registration statement on Form SB-2 filed by the Issuer on September 5, 2007. In addition, as described in Item 3 above, the Reporting Person entered into the Stock Purchase Agreement with Warburg Pincus on May 30, 2010 and, upon the closing of the transactions contemplated in the Stock Purchase Agreement, the Reporting Person will be obligated to use her best efforts to cause an individual nominated by Warburg Pincus to be elected or appointed as a director of the Issuer, subject to certain conditions.

Except as set forth in this Schedule 13D/A and the registration statement on Form SB-2 referred to above, the Reporting Person has not made any proposals, and has not entered into any agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D/A.

ITEM 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D/A, the Reporting Person beneficially owns 6,912,624 shares of Common Stock, which represents approximately 29.4% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Person does not own any other securities of the Issuer.

(b) The Reporting Person has the sole power to vote, or direct the vote, and dispose of, or direct the disposition of, 6,912,624 shares of Common Stock, which represents approximately 29.4% of the outstanding shares of Common Stock of the Issuer.

(c) Other than the transactions in connection with the Agreements and Plan described in Item 3 above, the Reporting Person has not effected any transactions in the Issuer’s securities within the past sixty (60) days. As described in Item 3 above, the Reporting Person entered into the Stock Purchase Agreement with Warburg Pincus on May 30, 2010; however, the transactions contemplated therein have not been effected as of the date of this Schedule 13D/A.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in this Schedule 13D/A and in the registration statement on Form SB-2 filed by the Issuer on September 5, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

As disclosed in Item 3 above, subject to the satisfaction of certain closing conditions of the Stock Purchase Agreement, the Reporting Person agrees to sell an aggregate of 1,500,000 shares of the Issuer’s Common Stock at a price of $13.00 per share to Warburg Pincus. Immediately following the consummation of the transactions contemplated in the Stock Purchase Agreement, the Reporting Person will beneficially own 5,412,624 shares of the Issuer’s Common Stock; however, such transactions have not yet been consummated as of the date of this Schedule 13D/A and its consummation is subject to the satisfaction (or waiver, if applicable) of the closing conditions set forth in the Stock Purchase Agreement.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement among the Issuer, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form SB-2 filed on September 5, 2007
Exhibit 2	Securities Purchase Agreement among the Issuer, Logic Express, Shandong Missile Biologic Products Co., Ltd., and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 incorporated by reference to Exhibit 4.1 to the Issuer’s registration statement on Form SB-2 filed on September 5, 2007
Exhibit 3	Issuer’s 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 4	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 5	Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of May 30, 2010*
* Filed herewith

CUSIP No. 16938C106	13D	Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 25th day of June, 2010.

LIN LING LI

By: /s/ Lin Ling Li
Name: Lin Ling Li

CUSIP No. 16938C106	13D	Page 6 of 6 pages

EXHIBIT INDEX

Exhibit 1	Share Exchange Agreement among the Issuer, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form SB-2 filed on September 5, 2007
Exhibit 2	Securities Purchase Agreement among the Issuer, Logic Express, Shandong Missile Biologic Products Co., Ltd., and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 incorporated by reference to Exhibit 4.1 to the Issuer’s registration statement on Form SB-2 filed on September 5, 2007
Exhibit 3	Issuer’s 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 4	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 5	Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of May 30, 2010*
* Filed herewith